                                                                                                         ---------------------------
FORM 5                                                                                                           OMB APPROVAL
                                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION             ---------------------------
[ ] Check this box if no longer                            WASHINGTON D.C. 20549                         OMB Number:       3235-0362
    subject to Section 16. Form                                                                          Expires:     April 30, 1997
    4 or Form 5 obligations may              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         Estimated average burden
    continue. See Instruction 1(b)                                                                       hours per response......1.0
[ ] Form 3 Holdings Reported           Filed pursuant to Section  16(a) of the  Securities  Exchange     ---------------------------
[ ] Form 4 Transactions Reported           Act of  1934,  Section  17(a)  of the  Public  Utility
                                           Holding Company  Act of 1935 or  Section  30(f) of the
(Print or Type Responses)                                 Investment Company Act 1940
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1. Name and Address of Reporting Person*| 2. Issuer Name and Ticker or Trading Symbol       | 6. Relationship of Reporting Person(s)
                                        |                                                   |      to Issuer
                                        |                                                   |      (Check all applicable)
  Bourne      Robert            A.      |     Commercial Net Lease Realty, Inc.   NNN       |
----------------------------------------|---------------------------------------------------|
 (Last)       (First)        (Middle)   | 3. IRS or Social       | 4. Statement for         |
                                        |     Security Number    |     (Month/Year)         |     __X__ Director    _____10% Owner
 450 South Orange Avenue                |     of Reporting       |     December 2000        |
----------------------------------------|     Person (Voluntary) |--------------------------|     _____ Officer (give title below)
         (Street)                       |                        | 5. If Amendment,         |
                                        |                        |     Date of Original     |     _____ Other  (specify below)
                                        |        ###-##-####     |     (Month/Year)         |
                                        |                        |                          |
 Orlando          Florida      32801    |                        |                          |
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 (City)           (State)      (Zip)    |     Table I - Non Derivative Securities Acquired. Disposed of or Beneficially Owned
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1. Title of Security                    |2. Transaction|3. Transaction |4. Securities Acquired |5. Amount of  |6. Owner  |7. Nature
   (Instr. 3)                           |     Date     |     Code      |     (A) or Dsiposed   | Securities   |   -ship  | of
                                        |    (Month/   |    (Instr. 8) |      of (D)           | Beneficially |  Form:   | Indirect
                                        |     Day/     |               |     (Instr. 3,4 and 5)| Owned at End |  Direct  | Bene-
                                        |     Year)    |               |-----------------------| of Issuer's  |  (D) or  | ficial
                                        |              |               | Amount | (A) |  Price | Fiscal Year  |  Indirec | Owner-
                                        |              |               |        |  or |        | (Instr.3 and |  (I)     | ship
                                        |              |               |        | (D) |        |     4)       |(Instr. 4)|(Instr. 4)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |     N/A      |               |        |     |        |    131,717   |    D     |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |     N/A      |               |        |     |        |     3,820    |    I     |   (1)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |     N/A      |               |        |     |        |   255,696    |    I     |   (2)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |     N/A      |               |        |     |        |     3,050    |    I     |   (3)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 2270 (3/91)

FORM 5 (CONTINUED)           TABLE II - - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of  Derivative | 2. Conver- | 3. Trans-  | 4. Trans- | 5. Number of   | 6.   Date Exer- | 7. Title and Amount | 8. Price of
      Security          |    sion or |     action |    action |     Derivative |     cisable and |       of Underlying |  Derivative
     (Instr. 3)         |  Exercise  |     Date   |    Code   |    Securities  |    Expiration   |     Securities      |  Security
                        |  Price of  |    (Month/ | (Instr. 8)|    Acquired    |   (Month/Day/   |    (Instr. 3 and 4) | (Instr. 5)
                        |  Derivative|      Day/  |           |    (A) or Dis- |     Year)       |                     |
                        |  Security  |      Year) |           |    posed of (D)|                 |                     |
                        |            |            |           |  (Inst. 3,4    |-----------------|---------------------|
| | | | and 5) | Date | Expira-| | Amount or |
                        |            |            |           |----------------| Exer-  | tion   | Title | Number of   |
                        |            |            |           |  (A)  |  (D)   | cisable| Date   |       | Shares      |
                        |            |            |           |       |        |        |        |       |             |
------------------------|------------|------------|-----------|-------|--------|--------|--------|-------|-------------|------------
Option (Right to buy)   |  $10.1875  |  03/03/00  |     A     | 2,500 |    -   |  (4)   |03/03/10|Common |    2,500    |    -0-
                        |            |            |           |       |        |        |        | Stock |             |
------------------------|------------|------------|-----------|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |           |       |        |        |        |       |             |
------------------------|------------|------------|-----------|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |           |       |        |        |        |       |             |
------------------------|------------|------------|-----------|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |           |       |        |        |        |       |             |
------------------------|------------|------------|-----------|-------|--------|--------|--------|-------|-------------|------------

9. Number of Derivative     | 10. Ownership Form of    | 11. Nature of
   Security Beneficially    |     Derivative Security; |     Indirect
   Owned at End of Month    |     Direct  (D) or       |     Beneficial
                            |     Indirect (I)         |     Ownership
     (Instr. 4)             |       (Instr. 4)         |     (Instr. 4)
                            |                          |
----------------------------|--------------------------|--------------------
      203,000               |           D              |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------

Explanation of Responses:

(1)  Shares held by Mr. Bourne, Custodian for minor children (Robert Kyle Bourne and Conner R. Bourne) UTMA.
(2)  Shares held by four limited partnerships of which Mr. Bourne is a general partner.  Mr. Bourne disclaims beneficial ownership of these shares, except to the extent of his respective percentage interest in each of there entities.
(3)  Shares held by The Robert A. Bourne Irrevocable Trust #1 in which Mr. James M. Seneff, Jr. is a Trustee and Mr. Bourne's minor children are the beneficiaries.
(4)  Stock options were granted under the Commercial Net Lease Realty, Inc. Stock Option Plan in a transaction exempt under
     Rule 16b-3.  The options are exercisable in cumulative one-third installments commencing one year from the date of the grant, with full vesting occuring on the third anniversary date.

**   Intentional misstatements or ommissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                            /S/ Robert A. Bourne      Feb. 9, 2001
                                                                                            ----------------------   ---------------
                                                                                            Signature of Reporting    Date
                                                                                               Person
Note: File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 2270 (3/91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form discplays a currently valid OMB Number.